Exhibit 99.19

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended February 28, 2011

RIO ALTO MINING LIMITED
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)

	February 28,	May 31,
	2011	2010
		(restated – Note 2)
Assets
Current
Cash and cash equivalents	$13,528,914	$5,677,030
Accounts receivable (Note 6)	438,811	88,124
Subscriptions receivable	-	608,060
Promissory note receivable (Note 10)	112,360	121,603
Prepaid expenses (Note 7)	3,723,663	164,442
	17,803,748	6,659,259

Deferred financing costs	-	24,965
Taxes receivable (Note 8)	11,633,729	414,940
Plant and equipment (Note 9)	36,751,388	271,302
Mineral properties and evaluation costs (Note 10)	61,192,213	-
Investment in La Arena S.A. (Note 11)	-	20,380,644

Total Assets	$127,381,078	$27,751,110

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities (Note 12)	$11,017,110	$524,668
Due to related parties (Note 14)	12,330	75,392
Deferred revenue (Note 13)	710,719	-
	11,740,159	600,060

Future income taxes	3,185,366	2,642,326
Deferred revenue (Note 13)	1,770,180	-
Derivative liability (Note 13)	2,124,838	-

	18,820,543	3,242,386
Shareholders' equity
Capital stock (Note 16)	130,125,384	42,524,047
Contributed surplus (Note 16)	5,576,761	2,631,040
Deficit	(27,141,610)	(20,646,363)

	108,560,535	24,508,724

Total Liabilities and Shareholders’ Equity	$127,381,078	$27,751,110

Nature of business and continuance of operations (Note 3)
Commitments (Note 19)
Subsequent events (Note 21)

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	February 28,	February 28,	February 28,	February 28,
	2011	2010	2011	2010
General and administrative expenses
Administration fees	$52,130	$416,195	$99,660	$460,736
Accounting and audit	50,783	32,637	204,983	110,652
Amortization	13,161	15,356	41,251	34,838
Consulting	108,138	-	180,729	-
Directors’ fees	45,918	21,014	126,750	47,968
Exploration expenses	1,229	(3,952)	37,741	21,344
Insurance	19,550	10,795	22,138	21,590
Investor relations	100,024	68,676	280,700	325,196
Foreign exchange loss	422,786	20,741	416,172	150,425
Management fees	674,102	261,476	1,300,798	680,318
Office and miscellaneous	105,465	111,119	337,461	139,520
Legal fees	76,534	12,609	206,576	120,354
Regulatory and transfer agent fees	23,769	9,732	93,883	30,148
Rent and utilities	37,031	43,933	107,640	88,053
Stock-based compensation (Note 16)	1,016,448	23,274	2,057,226	395,913
Travel	111,876	63,804	289,897	112,247

Loss before other items	(2,858,944)	(1,107,409)	(5,803,605)	(2,739,302)

Other items
Interest and other income (expense)	21,654	(24,751)	27,509	(18,092)
Impairment of mineral property	-	(123,185)	-	(123,185)
Loss on disposal of equipment	-	(35,050)	-	(35,050)
Unrealized gain (loss) on revaluation of derivative liability (Note 13)	448,263	-	448,263	-
Costs relating to gold pre-payment (Note 13)	(1,474)	-	(1,016,991)	-

Net loss before income taxes	(2,390,501)	(1,290,395)	(6,344,824)	(2,915,629)

Provision for income taxes	(150,423)	-	(150,423)	-

Net loss and comprehensive loss for the period	(2,540,924)	(1,290,395)	(6,495,247)	(2,915,629)

Deficit, beginning of the period	(24,600,686)	(8,856,520)	(20,646,363)	(7,231,286)

Deficit, end of the period	$(27,141,610)	$(10,146,915)	$(27,141,610)	$(10,146,915)

Basic and diluted loss per common share	$(0.02)	$(0.01)	$(0.05)	$(0.04)

Weighted average number of common shares outstanding	151,642,885	92,967,105	130,706,561	78,266,971

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	February 28,	February 28,	February 28,	February 28,
	2011	2010	2011	2010
		(restated – Note 2)		(restated – Note 2)
OPERATING ACTIVITIES
Loss for the period	$(2,540,924)	$(1,290,395)	$(6,495,247)	$(2,915,629)
Items not affecting cash:
Amortization	13,161	15,356	41,251	34,838
Stock-based compensation	1,016,448	23,274	2,057,226	395,913
Loss on disposal of equipment	-	35,050	-	35,050
Impairment of mineral property	-	123,185	-	123,185
Provision for income taxes	150,423	-	150,423	-
Unrealized gain on revaluation of derivative liability	(448,263)	-	(448,263)	-
Extinguishment of payables	(14,271)	-	(14,271)	-
Changes in non-cash working capital items
(Increase ) decrease in receivables	(313,427)	(20,450)	(350,687)	51,046
Decrease in promissory note receivable	9,243	-	9,243	-
Decrease (increase) in prepaid expenses	135,560	103,867	211,402	(51,766)
Decrease in deferred financing costs	-	-	24,965	-
Increase in value added tax receivable	(1,503,043)	(143,276)	(1,503,043)	(312,291)
Increase (decrease) in accounts payable and accrued liabilities	2,575,247	227,111	2,820,862	(336,461)
Increase (decrease) in due to related parties	26,602	(285)	(48,791)	(178,330)

Net cash used in operating activities	(893,244)	(926,563)	(3,544,930)	(3,154,445)

FINANCING ACTIVITIES
Proceeds from issuing share capital	68,633,315	104,504	94,802,096	6,242,478
Proceeds from gold prepayment	-	-	5,054,000	-
Share issue costs	(5,118,826)	-	(5,704,204)	(527,885)

Net cash provided by financing activities	63,514,489	104,504	94,151,892	5,714,593

INVESTING ACTIVITIES
(Purchase) sale of equipment	(3,187,435)	120,426	(3,261,119)	(11,934)
Cash acquired in RAML asset acquisition	-	-	-	2,347,433
Shares purchased in RAML asset acquisition	-	-	-	(800,000)
Cash acquired in La Arena acquisition	6,646,159	-	6,646,159
Mineral property expenditures	(1,390,728)	(230,092)	(1,390,728)	(579,242)
Investment in La Arena	(18,251,188)	(1,107,247)	(36,219,617)	(4,229,246)
Acquisition of La Arena	(48,529,773)	-	(48,529,773)	-

Net cash used in investing activities	(64,712,965)	(1,216,913)	(82,755,078)	(3,272,989)

(Decrease) increase in cash during the period	(2,091,720)	(2,038,972)	7,851,884	(712,841)
Cash and cash equivalents, beginning of the period	15,620,634	7,028,792	5,677,030	5,702,661

Cash and cash equivalents, end of the period	$13,528,914	$4,989,820	$13,528,914	$4,989,820

Supplemental cash flow disclosure (Note 20)

Income taxes paid	$-	$-	$-	$-

Interest paid	$-	$-	$-	$-

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
INTERIM CONSOLIDATED STATEMENTS of SHAREHOLDERS’ EQUITY
As at February 28, 2011
(Unaudited)

			Common
			Share
	Common Shares		Subscription	Contributed		Comprehensive
	Shares	Amount	Receipts	Surplus	Deficit	Income (loss)	Total
Balance, May 31, 2009	40,407,013	$20,008,292	$-	$1,745,906	$(7,231,286)	$-	$14,522,912
Shares issued on RAML asset acquisition	35,143,411	7,028,682	-	-	-	-	7,028,682
Fair value of warrants issued on asset acquisition of RAML	-	-	-	492,987	-	-	492,987
Shares issued for private placements	28,399,566	14,589,281	-	-	-	-	14,589,281
Share issue costs related to private placements	-	(1,056,091)	-	-	-	-	(1,056,091)
Shares issued on conversion of warrants	3,582,585	1,758,740	-	(11,242)	-	-	1,747,498
Shares issued on exercise of options	503,000	195,143	-	(71,393)	-	-	123,750
Stock-based compensation	-	-	-	474,782	-	-	474,782
Net loss for the year	-	-	-	-	(13,415,077)	-	(13,415,077)
Balance, May 31, 2010	108,035,575	42,524,047	-	2,631,040	(20,646,363)	-	24,508,724
Shares issued for private placements	10,200,000	7,752,000	-	-	-	-	7,752,000
Share issue costs related to private placements	-	(542,641)	-	-	-	-	(542,641)
Shares issued on conversion of warrants	157,500	31,500	-	-	-	-	31,500
Shares issued on exercise of options	150,000	211,235	-	(161,235)	-	-	50,000
Stock-based compensation	-	-	-	33,806	-	-	33,806
Net loss for the period	-	-	-	-	(940,901)	-	(940,901)
Balance, August 31, 2010	118,543,075	49,976,141	-	2,503,611	(21,587,264)	-	30,892,488
Shares issued for private placements	7,626,575	12,812,646	-	-	-	-	12,812,646
Share issue costs related to private placements	-	(236,055)	-	-	-	-	(236,055)
Shares issued on conversion of warrants	4,677,558	3,468,325	-	-	-	-	3,468,325
Common share subscription receipts on conversion of warrants	-	-	1,316,250	-	-	-	1,316,250
Shares issued on exercise of options	1,315,000	1,091,510	-	(708,010)	-	-	383,500
Stock-based compensation	-	-	-	1,006,972	-	-	1,006,972
Net loss for the period	-	-	-	-	(3,013,422)	-	(3,013,422)
Balance, November 30, 2010	132,162,208	67,112,567	1,316,250	2,802,573	(24,600,686)	-	46,630,704
Shares issued for private placements	32,499,682	64,981,666	-	-	-	-	64,981,666
Share issue costs related to private placements	-	(4,925,509)	-	-	-	-	(4,925,509)
Fair value of broker warrants for private placement	-	(2,087,692)	-	2,087,692	-	-	-
Shares issued on conversion of warrants	3,633,192	4,585,650	-	-	-	-	4,585,650
Common share subscription receipts on conversion of warrants	-	-	(1,316,250)	-	-	-	(1,316,250)
Shares issued on exercise of options	225,000	458,702	-	(329,952)	-	-	128,750
Stock-based compensation	-	-	-	1,016,448	-	-	1,016,448
Net loss for the period	-	-	-	-	(2,540,924)	-	(2,540,924)
Balance, February 28, 2011	168,520,082	130,125,384	-	5,576,761	(27,141,610)	-	108,560,535

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

1.	BASIS OF PRESENTATION

Rio Alto Mining Limited, formerly Mexican Silver Mines Ltd., (the "Company"), was primarily engaged in the acquisition and exploration of mineral properties in Mexico. On June 25, 2009, the Company acquired Rio Alto Mining Limited (“RAML”), a company primarily engaged in the development of the La Arena gold oxide/copper - gold porphyry project in Peru, and changed its name to Rio Alto Mining Limited. These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Mexican Silver Mines (Guernsey) Limited (“MSM Guernsey”), located in Guernsey, Rio Alto S.A.C. and La Arena S.A. (“La Arena”), both located in Peru. All intercompany transactions and balances have been eliminated.

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“CGAAP”).

2.	RESTATEMENT

The Company restated its consolidated balance sheet as at May 31, 2010 to reflect the equity method of accounting for its investment in La Arena (Note 11) because management determined that the Company had significant influence over the strategic operating, investing and financing policies of La Arena.

The May 31, 2010 consolidated balance sheet and consolidated statement of cash flows have been restated to report costs relating to La Arena as an investment in La Arena as opposed to capitalized mineral property costs. The results of this restatement is

Balance sheet
May 31, 2010	Before restatement	After restatement

Mineral properties	20,380,644	-
Investment in La Arena	-	20,380,644

Statement of Cash Flows
For the three months ended February 28, 2010	Before restatement	After restatement

Investing Activities

Mineral property expenditures	(1,337,339)	(230,092)
Investment in La Arena	-	(1,107,247)

Statement of Cash Flows
For the nine months ended February 28, 2010	Before restatement	After restatement

Investing Activities

Mineral property expenditures	(4,808,488)	(579,242)
Investment in La Arena	-	(4,229,246)

The restatement did not result in any change to the consolidated statement of operations and comprehensive loss and deficit or to the consolidated statement of shareholders’ equity for the year ended May 31, 2010.

3.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

The Company is in the development stage and has not generated any significant revenues.

These consolidated financial statements have been prepared on the assumption that the Company will realize its assets and discharge its liabilities in the normal course of business operations. At February 28, 2011, the Company had $6,063,589 of working capital (May 31, 2010 - $6,059,199) and a deficit of $27,141,610 (May 31, 2010 - $20,646,363). The Company’s ability to continue as a going concern and the recoverability of the amounts comprising equipment and mineral properties and evaluation costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

to successfully complete its development activities and upon future profitable production from or the sale of its mineral property interests. Although there are no assurances that the Company will be able to obtain additional financing, during the nine months ended February 28, 2011 the Company received funds from private placements of its common shares of $85,546,312 and entered into an agreement for a US$25 million gold prepayment (as described in Note 13). Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the consolidated financial statements. These consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management pursues relationships and alliances with financial, exploration and mining entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company’s operations.

4.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with CGAAP. Management makes estimates and assumptions in determining the reported amounts of assets and liabilities, revenues, expenses, gains and losses for each period presented, and in the disclosure of commitments and contingencies. Changes in estimates and assumptions will occur due to the passage of time, changes in circumstances and the occurrence of future events. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended May 31, 2010 as they do not contain all disclosures required by CGAAP for annual financial statements. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these unaudited interim consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

Estimates

Significant accounts that require estimates as the basis for determining the stated amounts include accounts receivable, taxes receivable, mineral properties, stock-based compensation, future income taxes, derivative liability and allocation of purchase price of business or asset acquisitions.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recorded on a straight-line basis at the following annual rates:

Automobiles	20% - 30%
Computer equipment and office equipment	10% - 30%
Other	20%

Loss per share

Basic loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the financial reporting period. Diluted earnings (loss) per share is calculated by the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options and warrants. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion would have a dilutive effect on earnings. Under the treasury stock method it is assumed that outstanding options, warrants and similar items are exercised or converted into shares and that the proceeds that would be realized upon such exercise or conversion are used to purchase common shares at the average market price per share during the relevant financial reporting period. Diluted loss per share is not presented separately from basic loss per share because the conversion of outstanding potentially dilutive instruments would be anti-dilutive.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

Deferred financing costs

Deferred financing costs consist of all direct costs incurred to obtain financing.

Mineral properties and evaluation costs

Interests in mineral properties and areas of geological interest are recorded at cost. All direct costs relating to the acquisition and development of these interests are deferred on the basis of specific claims or areas of interest until the properties they relate to are placed into production, divested, surrendered, abandoned or deemed to be impaired. Deferred mineral property and evaluation costs include cash consideration paid, the assigned or fair value of any share or other non-cash consideration paid and the evaluation costs incurred. The recorded amount of deferred costs may not reflect recoverable value, which is dependent on development programs, the nature of mineral deposit, commodity prices and the Company’s ability to obtain adequate funding to bring its projects into production. Once a property reaches commercial production deferred costs are amortized on a unit of production basis over the expected life of the property’s reserves. No depreciation or depletion is charged against the property until commercial production commences. Revenue from the sale of any mineral properties is credited against related deferred costs with any residual amounts recognized as a gain or loss. Deferred costs relating to property interests that are surrendered or abandoned are written off and recognized in the determination of income.

The validity of title to mining property interests involves uncertainties such as the risk due to the difficulty of determining the ownership of claims as well as the potential for conflicts to arise due to ambiguous title conveyancing history characteristic of many mining properties. In accordance with industry practice the Company has investigated rights of ownership of all of the mineral licences in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, such investigations do not provide a guarantee of title. Mineral licences may be subject to prior claims, agreements or transfers and rights of ownership may be affected by undetected defects. Mineral property interests are reviewed for impairment at each financial statement preparation date or whenever events or circumstances indicate that the carrying value of such interests may not be recoverable. Impairment charges are recognized in the determination of income. Prospecting and initial exploration costs are expensed as incurred.

Asset retirement obligations

The Company recognizes the fair value of an estimated liability for the future cost of restoring exploration and development sites with a corresponding increase to the carrying value of the related mineral property interest. The Company amortizes the amount added to mineral property interests using the amortization method established for the related asset. Changes in asset retirement obligations due to the passage of time are measured by an interest method of allocation whereby the change is recognized as an increase in the associated liability by an accretion expense in the statement of operations. Changes resulting from revisions to the timing or amount of the original estimate of undiscounted retirement obligation cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation with a corresponding increase or decrease in the carrying value of the related asset. The Company does not have any significant asset retirement obligations.

Impairment of long-lived asset

Long-lived assets are tested for recoverability at each reporting period or whenever events or changes in circumstances indicate that their associated carrying value may not be recoverable. Impairment exists if the estimated future cash flows from an asset or group of related assets are less than the related carrying value. In the event of impairment, the charge to operations is measured as the difference between carrying value and fair value based on estimated discounted cash flows in the absence of a market price. Estimation of future cash flows and the selection of a discount rate are based on assumptions. Any differences between

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

significant assumptions and market conditions or the Company’s performance could have a material effect on an impairment provision, the Company’s financial position or the results of its operations.

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations whose accounts are translated into Canadian dollars using the temporal method. Under this method, foreign currency denominated monetary items are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign currency denominated, non-monetary items are translated at historical exchange rates. Transactions denominated in foreign currencies are translated at the exchange rate prevailing on the respective transaction dates. Translation gains and losses are reflected in the determination of income for the period in which they arise.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to be applicable at the time those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in the determination of income in the period that enactment or substantive enactment of the tax rate change occurs. To the extent that the Company does not consider it to be more likely than not that a future income tax asset will be recovered, it provides a valuation allowance against such asset.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method (Black-Scholes Option Pricing Model) with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earliest of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are fully vested and non-forfeitable.

The fair value of the options is accrued and charged to operations with the offsetting credit to contributed surplus. For directors and employees the options are recognized over the vesting period and for non-employees the options are recognized over the related service period. When stock options are exercised the corresponding fair value is transferred from contributed surplus to share capital.

In the event stock options are forfeited prior to vesting the associated fair value recorded is reversed from the consolidated statement of operations or balance sheet item to which it was originally charged in the period in which the stock options are forfeited. The fair value of any vested stock options that expire remain in contributed surplus.

Derivative instruments

The Company follows established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Those standards require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. Any change in the fair value of a derivative or an embedded derivative not designated as hedging instrument is recognized as a gain or loss in the statement of operations.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

Share issue costs

Share issue costs include commission, arrangement fees, professional and regulatory fees incurred in connection with private placements.

Related party transactions

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the parties.

Financial Instruments – Recognition and Measurement

All financial instruments are classified into one of five categories: held-for-trading; held-to-maturity investments; loans and receivables; available-for-sale assets; and other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

Transaction costs directly attributable to the acquisition or issue of financial instruments classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value.

The Company has classified its financial instruments as follows:

  Cash and cash equivalents are classified as held-for-trading.

  Accounts receivable and promissory note are classified as loans and receivables.

  Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities.

Comprehensive income

Comprehensive income is the change in shareholders’ equity that results from transactions and other events arising from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Comprehensive income accounting recommendations require certain gains or losses that would otherwise be recorded as part of net earnings to be presented in other comprehensive income until it is considered appropriate to recognize such gains or losses in net earnings. Accumulated other comprehensive income is presented as a separate component within shareholders’ equity. The presentation of accumulated other comprehensive income or loss in the shareholders’ equity section of the consolidated balance sheet is not required because there has been no separate comprehensive income or loss for the periods presented.

Changes in accounting policies

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for preparation of consolidated financial

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for the Company’s interim and annual consolidated financial statements for its fiscal year beginning on January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The Company has early adopted these sections effective January 1, 2010.

As a result of the Section 1582 definition of a business being an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to its investors and owners, acquisitions of exploration properties, including the acquisition of La Arena (Note 5) completed on February 9, 2011, is accounted for as a business combination. The adoption of Section 1582 will also have an impact on the treatment of transaction costs relating to this business combination. Transaction costs accounted for under Section 1582 are no longer capitalized but rather, expensed as incurred. There was no impact on the financial statements for the adoption of Sections 1601 and 1602.

Financial Instruments – Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855 – Financial Instruments – Recognition and Measurement (“Section 3855”) to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s financial statements for its fiscal year beginning June 1, 2011. Earlier adoption is permitted. At February 28, 2011, the Company had no debt instruments for which Section 3855 amendments would be applicable.

5.	ACQUISITIONS

Mexican Silver Mines Amalgamation

On June 25, 2009, Mexican Silver Mines Ltd. (“MSM”) acquired the assets and liabilities of RAML (the “Transaction”). The Transaction was accounted for as an acquisition of the assets of RAML. The primary asset in RAML was its agreement to acquire La Arena. The difference between the carrying amount and tax bases of the assets acquired resulted in a future income tax liability of $2,792,749 and is included as part of the cost of the asset acquisition. During the year ended May 31, 2009, MSM issued a $200,000, 8 per cent per annum convertible promissory note (the “Note”) in favour of RAML. Immediately prior to the Transaction, the Note was converted into 1,000,000 common shares of RAML. Also prior to completion of the Transaction on June 25, 2009, MSM subscribed for an additional 4,000,000 million common shares of RAML for consideration of $800,000. The Company incurred $396,902 of costs related to the Transaction.

Before the Transaction RAML had 40,143,411 common shares issued and outstanding of which 5,000,000 common shares were held by MSM and 4,329,000 warrants outstanding comprised of 1,500,000 warrants expiring on June 25, 2012 held by IAMGOLD Corporation (“IMG”) convertible into 1,500,000 common shares of RAML at $0.30 per common share, 2,500,000 warrants convertible into 2,500,000 common shares of RAML at $0.20 per common share that expire on June 25, 2012, and 329,000 Finders’ Warrants convertible into 329,000 common shares at $0.20 per common share that would expire on June 25, 2010.

On June 25, 2009, MSM issued 35,143,411 common shares with a value of $7,028,682 to RAML shareholders in order to acquire RAML at which time RAML became a wholly-owned subsidiary of MSM. Of the 35,143,411 common shares issued 8,537,990 common shares were placed in escrow as described in Note 16. Additionally, MSM issued 4,329,000 warrants with each warrant having the same terms and conditions as the pre-existing, outstanding RAML warrants.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

The value of the warrants, calculated using a Black-Scholes option pricing model, was $492,987. The assumptions used in the calculation were:

	Finders Warrants	IMG Warrants	Other Warrants	Total
Number of Warrants	329,000	1,500,000	2,500,000	4,329,000
Grant date	June 25, 2009	June 25, 2009	June 25, 2009
Exercise price	$0.20	$0.30	$0.20
Expected life	1 year	3 years	3 years
Volatility	100.00%	100.00%	100.00%
Risk-free rate	0.24%	0.24%	0.24%
Fair Value	$25,245	$160,286	$307,456	$492,987

The consideration paid was:

Issuance of MSM shares	$7,028,682
Fair value of MSM warrants granted	492,987
Conversion of promissory note	200,000
Additional RAML shares subscribed by MSM	800,000
Transaction costs	396,902
$8,918,571

The purchase price allocation was:

Cash	$2,347,433
Receivables	190,438
Prepaid expenses	36,094
Value added tax receivable	69,993
Equipment	18,997
Investment in La Arena	9,541,531
Accounts payable and accrued liabilities	(355,299)
Due to related parties	(137,867)
Future income tax liability	(2,792,749)
$8,918,571

On July 24, 2009 MSM and RAML completed a vertical amalgamation and changed the Company name from Mexican Silver Mines Ltd. to Rio Alto Mining Limited.

La Arena Acquisition

On June 15, 2009 the Company entered into an agreement (“The La Arena Agreement”) with IMG. The La Arena agreement provided that the Company may earn-in and purchase 100 per cent of all of the issued and outstanding shares of La Arena S.A., a wholly-owned subsidiary of IMG. La Arena S.A. owns 100 per cent of the La Arena mineral project in Peru. The exercise price of the option to acquire 100 per cent of La Arena S.A. was US$47,550,000, subject to adjustments, (the “Exercise Price”) which was to be paid in cash by June 15, 2011.

If the Exercise Price was not paid by June 15, 2011 the Company could extend the option by two nine-month periods provided the Company had incurred expenditures of US$10,000,000 in respect of La Arena by June 15, 2011. The fee for the initial extension would be US$2,500,000 multiplied by the remaining unpaid balance of the Exercise Price divided by the Exercise Price. The fee for the second extension of nine months would be US$5,000,000 adjusted in the same manner as the fee for the first extension. In addition to the exercise price, the Company had the right to convert up toUS$30,000,000 of expenditures incurred on La Arena by June 15, 2011 to earn up to a 38.7 per cent interest in La Arena S.A. (the “Earn-in Right”).

On February 9, 2011 the Company acquired 100 per cent of La Arena upon payment of US$48,846,789 (CAD$48,529,773).

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

The allocation of the La Arena purchase price has been prepared on a preliminary basis and is a result of management’s best estimates and assumptions after taking into account all relevant information available at the time of these consolidated financial statements. In 2011, the Company will conduct studies and analysis of the acquired assets and liabilities before finalizing the purchase price allocation. The final purchase price allocation may result in adjustments to the preliminary estimate of purchase date fair values including the previously held equity investment. These differences may be material.

The preliminary purchase price allocation is:

Equity investment in La Arena prior to acquisition	$53,807,511
Payment to acquire all the common shares of La Arena not already owned	48,529,773

Total Purchase Price	$102,337,284

Purchase price allocation:
Cash	6,646,159
Prepaid expenses and deposits	3,770,623
Value added tax receivable	9,715,746
Property, plant and equipment	33,260,218
Mineral property	59,801,484
Current liabilities	(7,671,580)
Future income tax liability	(3,185,366)

$102,337,284

6.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	February 28,	May 31,
	2011	2010
Taxes receivable	$376,848	$17,955
Other receivables	61,963	70,169

	$438,811	$88,124

7.	PREPAID EXPENSES

Prepaid expenses consist of the following:

	February 28,	May 31,
	2011	2010
Prepayment for construction and development services	$3,623,540	$-
Other	100,123	164,442

	$3,723,663	$164,442

8.	TAXES RECEIVABLE

Under Peruvian law a tax, the Impuesto General a las Ventas (“IGV”), is imposed at a rate of 19 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. Refund applications may only be made by companies that are trading within Peru and collecting IGV from customers, by exporters or by companies that have an agreement with the tax authority for the early collection of IGV. Once the Company exports mineral production it will be eligible for refunds of IGV. As at February 28, 2011, the Company has an IGV receivable of $11,633,729 (May 31, 2010 - $414,940).

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

9.	PLANT AND EQUIPMENT

Plant and equipment consists of:

		February 28, 2011			May 31, 2010
		Accumulated	Carrying		Accumulated	Carrying
	Cost	Amortization	Value	Cost	Amortization	Value
Automobiles	$131,193	$27,785	$103,408	$104,252	$11,265	$92,987
Office equipment	155,349	22,851	132,498	135,341	11,137	124,204
Computer equipment	112,385	20,030	92,355	34,738	7,492	27,246
Processing plant and equipment	2,660,957	2,565	2,658,392	28,951	2,086	26,865
Construction work in progress	33,119,109	-	33,119,109	-	-	-
Camp office and
accommodation	645,626	-	645,626	-	-	-
	$36,824,619	$73,231	$36,751,388	$303,282	$31,980	$271,302

10.	MINERAL PROPERTIES AND EVALUATION COSTS

Mineral property expenditures are summarized as follows:

				Anillo de
	La Arena,	Providencia,	Ral,	Fuego,	Voladora,
	Peru	Mexico	Mexico	Mexico	Mexico	Total
Total mineral properties and deferred exploration costs
May 31, 2009 (restated – Note 2)	$-	$3,233,523	$2,209,953	$2,347,030	$231,561	$8,022,067
Acquisition during the year	-	-	-	-	-	-
Deferred exploration costs during the year:
Assays and laboratory tests	-	11,385	-	-	-	11,385
Office and camp costs	-	4,266	4,108	11,552	5,383	25,309
Drilling	-	94,753	-	56,864	-	151,617
Geological consulting	-	52,327	23,109	25,418	23,109	123,963
Consulting and labour	-	3,133	2,611	4,459	2,611	12,814
Materials and supplies	-	2,884	-	(11)	-	2,873
Meals, travel and accommodation	-	2,985	2,985	2,985	2,985	11,940
Staking, permits and licenses	-	146,262	11,105	46,845	9,345	213,557
Telephone and communication	-	3,184	3,184	3,184	3,363	12,915
Engineering and construction	-	-	-	-	-	-
Pre-construction	-	-	-	-	-	-
Payroll	-	-	-	-	-	-
IGV	-	-	-	-	-	-
Concessions and property payments	-	-	-	-	-	-
Development advance (used)	-	-	-	-	-	-
Costs during the year	-	321,179	47,102	151,296	46,796	566,373
Sale of mineral property
Interests	-	(3,554,702)	(2,257,055)	(2,498,326)	(278,357)	(8,588,440)
Total mineral properties and deferred exploration costs
May 31, 2010 (restated – Note 2)	-	-	-	-	-	-

Acquisition during the period (Note 5)	59,801,484	-	-	-	-	59,801,484
Pre-construction costs since February 9, 2011
Concessions and property payments	275,325	-	-	-	-	275,325
Mine development costs	1,115,404	-	-	-	-	1,115,404
Costs during the period	61,192,213	-	-	-	-	61,192,213
Total mineral properties and deferred exploration costs February 28, 2011	$61,192,213	$-	$-	$-	$-	$61,192,213

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

Providencia, Ral, Anillo de Fuego and Voladora, Mexico

On May 31, 2010, the Company sold its former Mexican subsidiary which, at the time, was the holder of a 100 per cent interest in the mineral interests of Providencia, Ral, Anillo de Fuego and Voladora. The purchaser, a former director of the Company, agreed to pay the Company US$115,371 for the Company’s issued and outstanding shares of the subsidiary and a 1 per cent net smelter return royalty up to a maximum of $1 million dollars. The purchaser issued a promissory note to the Company for the sale price of $112,360 (US$115,371) that would bear interest at 15 per cent per annum on the principal sum still outstanding after the maturity date of May 31, 2011. The sale of the subsidiary is effectively a sale of mineral property interests and its residual net assets and resulted in a loss on sale of $9,178,970. The net assets sold were:

Cash	$75,154
Value added tax receivable	506,875
Equipment	142,816
Mineral property interests	8,588,440
Accounts payable and accrued liabilities	(12,387)
Due to related parties	(325)
Net assets sold	$9,300,573

11.	INVESTMENT IN LA ARENA

On February 9, 2011 the Company acquired the 68.7 per cent of La Arena that it did not previously own and consolidated La Arena’s financial statements (Note 5).

Prior to February 9, 2011, the Company accounted for its investment in La Arena using the equity method as discussed in Note 2. The Company’s investment in La Arena consisted of:

	February 28,	May 31,
	2011	2010
Acquisition of RAML by MSM	$-	$9,541,531
Funds invested:
Office and camp costs	-	636,236
Engineering and construction	-	3,955,765
Pre-construction	-	500,285
Payroll	-	311,389
Concessions and property payments	-	1,078,610
Development advance	-	4,356,828

	$-	$20,380,644

12.	ACCOUNTS PAYABLE AND ACCURED LIABILITIES

Accounts payable and accrued liabilities consisted of the following:

	February 28,	May 31,
	2011	2010
Trade accounts payable	$10,393,765	$-
Payroll and related benefits	102,981	28,834
Other accounts payable	520,364	495,834
	$11,017,110	$524,668

Trade accounts payable relate to development and construction activities at La Arena.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

13.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

On October 15, 2010 the Company entered into a US$25 million Gold Prepayment Agreement (the “Agreement”) with Red Kite Explorer Trust (“RKE”) and had drawn down an initial tranche of US$5 million. Under the terms of the Agreement, if the Company takes the full $25 million under the Agreement it will be required to deliver 36,800 ounces of gold as set out in the table below. The obligation to deliver gold and the delivery schedule is proportional to the amount of the US$25 million that is drawn down.

The table summarizes the delivery requirements:

	Number of months	Ounces per month	Total Ounces
July 2011 to October 2012	16	575	9,200
November 2012 to October 2014	24	1,150	27,600
Total ounces to be delivered			36,800

The actual monthly delivery of gold ounces may vary by 5 per cent from the amounts stated above for every $100 dollar change in the gold price from a base price of $1,150, subject to limits at $1,450 or $950 per ounce. The Company may prepay gold ounces remaining to be delivered under the Agreement, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. In addition to the Agreement, RKE has granted the Company a credit facility for US$3 million that may be borrowed once all of the funds available under the Agreement have been utilized. The credit facility would bear interest at 3-month LIBOR plus 6 per cent compounded annually and would mature in October 2014. As security, the Company has granted RKE a charge over the shares of La Arena S.A.

The Company also entered into a Gold Purchase Agreement with RKE whereby RKE agrees to buy up to 622,210 ounces of gold based on the lower of prices quoted on either the London Gold Market AM Fixing Price as published by the London Bullion market Association or the Comex (1st Position) Settlement Price over defined periods of time. The obligation to sell 622,210 ounces of gold is proportional to the amount of the US$25 million facility drawn. This agreement is accounted for as a written option as RKE has the right, but not the obligation to purchase the gold. An option pricing model that considers changes in the gold price was used to estimate the fair value of the financial derivative relating to the written option. Subsequent changes in this fair value are reflected in operations.

Under the terms of the Gold Prepayment and Gold Purchase Agreements, each drawdown of the US$25 million facility is allocated between the derivative liability and deferred revenue as follows:

			Cumulative
			gain (loss) on
			revaluation of
	Deferred	Derivative	derivative
	Revenue	Liability	liability	Total
Balance, beginning of period	$-	$-	$-	$-
Initial valuation of deferred revenue and derivative liability	2,480,899	2,573,101	-	5,054,000
Deliveries to settle the deferred revenue and derivative liability	-	-	-	-
Change in fair market value of derivative liability	-	(448,263)	448,263	-

Balance, end of period	$2,480,899	$2,124,838	$448,263	$5,054,000

Any payment received in respect of the Gold Prepayment Agreement is recorded as deferred revenue, as the Company designated the agreement as an “own use” or “normal sales” contract. The current portion of deferred revenue represents the revenue expected to be recognized for the 12 months ended February 28, 2012 in respect of gold to be delivered in the same period based on the amounts drawn pursuant to this agreement.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

As of February 28, 2011, the Company incurred costs relating to the negotiation and documentation of the agreement with RKE of $1,016,991, including a cash arrangement fee of $758,100 (US$750,000).These costs were charged to operations.

14.	RELATED PARTY TRANSACTIONS

During the nine months ended February 28, 2011, the Company entered into the following transactions with related parties:

a)

Paid or accrued $279,500 (2010 - $184,000) in management fees, bonuses, office rent and administrative services to a company controlled by a former director of the Company, who resigned his position on January 31, 2011. The former director was paid $390,000 upon resignation and entitled to a payment of $145,000, which has been accrued at period end, upon the Company reaching certain production milestones.

b)	Paid or accrued $23,221 (2010 - $33,147) in directors’ and management fees to a director.

c)	Paid or accrued $229,872 (2010 - $112,514) in legal fees to a law firm in which the Company’s Corporate Secretary and director is a partner.

d)	Paid or accrued $103,529 (2010 - $42,835) in directors’ fees and travel allowances to directors of the Company.

e)

Charged rent of $22,944 (2010 - $21,363) to a public company and a private company with a director in common with the Company. The amounts receivable from these companies total $16,203 (2010 - $45,239) and are included in accounts receivable.

f)	Paid a deposit of $23,872 for office space which will be shared by a company whose President, CEO and director is also a director of the Company.

g)

Due to related parties total $12,330 (2010 - $71,667) owing to officers and directors (or to persons related to them or companies controlled by them) for services as noted above and for reimbursable expenses. Amounts due to related parties bear no interest, are unsecured and have no set terms of repayment.

Transactions with related parties were conducted in the normal course of business and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

15.	CAPITAL MANAGEMENT

The Company has no externally imposed capital requirements. The objectives of capital risk management are to safeguard the Company’s ability to continue as a going-concern, to provide returns to shareholders, protect shareholder value, provide benefits for other stakeholders, and ensure the growth of the business. The Company considers the items in shareholders’ equity as capital and manages its capital structure by issuing treasury shares, engaging in commodity-backed transactions, potential sales of assets, the incurrence of debt or the return of capital to shareholders in light of economic conditions and the characteristics of the Company’s assets.

The Company’s capital structure reflects the Company’s focus on growth in a capital intensive industry with lengthy development times as well as the risks associated with exploration and development activities due to factors that are beyond the Company’s control including, without limitation, the receipt of necessary permits, the availability of financial and human resources and the volatility of commodity prices. The adequacy of the

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

Company’s capital structure is assessed on an on-going basis and is adjusted as necessary and as financial markets permit in order to fund exploration and development programs. Exploration and development activities may be delayed or accelerated as circumstances or events change.

16.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Shares issued and outstanding at February 28, 2011 were 168,520,082.

During the nine months ended February 28, 2011:

a)	The Company issued 50,326,257 shares for gross proceeds of $85,546,312 in private placement financings as described below;

b)	The Company issued 8,468,250 shares for $8,085,475 relating to the conversion of warrants.

c)	The Company issued 1,690,000 shares for $562,250 relating to the exercise of stock options.

On June 2, 2010 the Company closed a private placement for gross proceeds of $7,752,000 by issuing 10,200,000 common shares at a price of $0.76 per share. The Company paid a cash finder’s fee of $542,641 for assistance in arranging the placement.

On November 30, 2010 the Company completed a private placement for gross proceeds of $12,812,646 by issuing 7,626,575 shares at a price of $1.68 per share and paid an agent’s fee of US$739,000 ($752,436) and finder’s fees of $147,000 and $89,055 in connection with the placement.

On December 1, 2010 the Company completed the second tranche of the November 30, 2010 private placement. The Company issued 3,906,382 common shares at an issue price of $1.68 for gross proceeds of $6,562,722. The Company paid a finder’s fee of $459,390 relating to the second tranche private placement.

On December 2, 2010 the Company completed the final tranche of the November 30, 2010 private placement by issuing 533,300 common shares at an issue price of $1.68 for gross proceeds of $895,944. The Company paid a finder’s fee of $31,358 relating to the final tranche private placement.

On January 20, 2011 the Company completed a private placement agreement with a syndicate of underwriters by issuing 28,060,000 common shares at $2.05 per common share for gross proceeds of $57,523,000. The Company incurred $106,227 in costs relating to the financing and agreed to pay the underwriters a fee in connection with the private placement consisting of a cash commission of $3,576,097 and 1,683,600 broker warrants entitling the underwriters to purchase an equal number of common shares at $2.05 per common share for a period of 2 years. The fair value of the broker warrants of $2,087,692 was recorded as share issue costs. The fair value of the warrants was determined by using the following assumptions:

Number of broker warrants	1,683,600
Exercise price	$2.05
Expected life	2 year
Volatility	105.42%
Risk-free rate	1.61%
Fair value	$2,087,692

Shares held in escrow

Certain former shareholders of RAML agreed, as a condition of the acquisition of RAML by MSM, to place 8,537,990 common shares in escrow. At February 28, 2011, 6,403,491 common shares have been released from escrow and 2,134,499 common shares remain in escrow and will be released on June 25, 2011.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

Stock options

The Company has a shareholder approved stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10 per cent of the issued and outstanding common shares of the Company.

Under the plan, the exercise price of each option is determined by the directors, subject to regulatory approval, if required, and generally equals or exceeds the market price of the Company's stock on the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors. The fair values for all options granted are estimated by a Black-Scholes option pricing model.

On June 30, 2010 the Company granted 150,000 options to a company to provide financial advisory services. These options have an exercise price of $0.75, will expire on June 30, 2011 and vest at a rate of 25 per cent every three months starting three months from the date of grant. The initial fair value of these options was $33,947 or $0.226 per option. This amount is revalued each reporting period.

Options issued to non-employees are re-measured at its then current fair value as of each financial reporting date where options remain outstanding. Options re-measured as at February 28, 2011 are:

	September 17,	July 4,	June 30,	September 20,
Grant Date	2009	2007	2010	2010
Number of options	100,000	125,000	150,000	150,000
Exercise price	$0.35	$0.45	$0.75	$1.50
Expected life	3.6 years	5 years	0.33 year	4.56 years
Volatility	118.12%	130.75%	48.69%	118.12%
Risk-free rate	2.39%	2.49%	1.73%	2.39%
Initial fair value	$43,037	$105,000	$14,668	$32,202
Fair value	$211,568	$84,083	$233,146	$291,064

For the nine months ended February 28, 2011 the Company issued the following stock options with related fair values and assumptions.

	August 1,	September 21,	September 21,	November 5,	December 7,
Grant Date	2010	2010	2010	2010	2010
Number of options	100,000	1,050,000	1,050,000	500,000	250,000
Exercise price	$0.82	$1.80	$1.50	$1.90	$2.00
Expected life	1 year	5 years	5 years	5 years	5 years
Vesting	Immediate	25% every 3 months over 12 months from grant date	25% every 3 months over 12 months from grant date	25% every 3 months over 12 months from grant date	25% every 3 months over 12 months from grant date
Volatility	91.39%	125.02%	125.02%	123.04%	124.19%
Risk-free rate	1.48%	2.00%	2.00%	1.84%	2.32%
Fair value	$29,280	$1,165,303	$1,186,946	$759,982	$401,445

Stock option transactions are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Outstanding, May 31, 2009	2,968,000	$0.32
Granted	3,080,000	0.33
Exercised	(503,000)	0.25
Cancelled	(400,000)	0.45
Re-priced	400,000	0.30
Outstanding, May 31, 2010	5,545,000	0.32
Granted	3,100,000	1.65
Exercised	(1,690,000)	0.33
Cancelled	(100,000)	0.30
Outstanding, February 28, 2011	6,855,000	$0.92
Options exercisable – February 28, 2011	5,330,000	$1.18

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

During the nine months ended February 28, 2011, 1,690,000 stock options were exercised upon which the corresponding fair value of $1,199,197 was transferred from contributed surplus to share capital.

Stock options outstanding at February 28, 2011 are as follows:

Number of	Number of	Number of	Weighted		Remaining
Options	Underlying	Options	Average	Date of Expiry	Contractual
	Shares	Exercisable	Exercise Price		Life (months)
250,000	250,000	250,000	$0.30	May 7, 2012	14
795,000	795,000	795,000	$0.25	May 7, 2012	14
100,000	100,000	100,000	$0.25	May 11, 2012	15
50,000	50,000	50,000	$1.25	July 4, 2012	16
200,000	200,000	200,000	$0.45	August 2, 2012	17
2,255,000	2,255,000	2,255,000	$0.30	July 16, 2014	41
50,000	50,000	50,000	$0.35	September 18, 2014	43
180,000	180,000	180,000	$0.70	March 15, 2015	49
75,000	75,000	37,500	$0.75	June 30, 2011	4
50,000	50,000	50,000	$0.80	August 1, 2011	5
1,050,000	1,050,000	525,000	$1.50	September 21, 2015	56
1,050,000	1,050,000	525,000	$1.80	September 21, 2015	56
500,000	500,000	250,000	$1.90	November 5, 2015	57
250,000	250,000	62,500	$2.00	December 7, 2015	58

6,855,000	6,855,000	5,330,000	$0.92		42

Warrants

During the nine months ended February 28, 2011, the Company issued 5,810,750 common shares upon the conversion of 5,810,750 warrants at $1.30 per common share for proceeds of $7,553,975 and 2,657,500 common shares on the conversion of 2,657,500 warrants at $0.20 per common share for proceeds of $531,500.

Warrant transactions are summarized as follows:

		Weighted Average
	Number of	Conversion Price
	Warrants	per Warrant
Outstanding, May 31, 2009	11,145,750	$0.96
Granted	4,329,000	0.23
Converted	(3,582,585)	0.49
Expired	(1,288,400)	0.50
Outstanding, May 31, 2010	10,603,765	0.88
Granted	1,683,600	2.05
Converted	(8,468,250)	0.95
Expired	(635,515)	1.26
Outstanding, February 28, 2011	3,183,600	$1.23

Warrants outstanding at February 28, 2011 were as follows:

Number	Conversion
of Warrants	Price	Expiry Date
1,683,600	$2.05	January 20, 2013
1,500,000	$0.30	June 25, 2012

3,183,600	$1.23

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

17.	FINANCIAL INSTRUMENTS

Fair values

As at February 28, 2011, the carrying values of accounts receivable, promissory note receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to their short term to maturity.

As at February 28, 2011, the Company’s financial instruments, except for the derivative liability of $2,124,838, are all classified as Level 1 and measured at fair value:

Level 1
Assets
Cash and cash equivalents	$13,528,914
Receivables	$438,811
Promissory note receivable	$112,360
Liabilities
Accounts payable and accrued liabilities	$11,017,110

The derivative liability is measured at fair value and is classified as Level 3. Classification levels are:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and considered unobservable because they are supported by little or no market activity.

Liquidity risk

Liquidity risk is managed by maintaining sufficient cash balances to meet current working capital requirements. At February 28, 2011, the Company’s cash and cash equivalents of $13,528,914 is sufficient to meet its short-term business requirements. As at February 28, 2011, the Company had accounts payable and accrued liabilities of $11,017,110.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions, for which management believes the risk of loss to be minimal. Management believes that the credit risk concentration with respect to receivables is minimal.

Currency risk

The Company operates in Canada, Guernsey and Peru and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

The Company’s financial assets and liabilities are denominated in Canadian, United States dollars and Peruvian Nuevo Sol set out in the following table:

	Canadian Dollar	United States Dollar	Peruvian Nuevo Sol
Financial assets
Cash and cash equivalents	7,705,723	5,759,463	176,798
Receivables	147,163	291,648	-
Taxes receivable	-	-	30,776,409
	7,852,886	6,051,111	30,953,207
Financial liabilities
Accounts payable and accrued liabilities	380,642	10,648,798	-
Net financial assets (liabilities)	7,472,244	(4,597,687)	30,953,207

The Company’s reported results will be affected by changes in the Canadian dollar to United States dollar and Canadian dollar to Nuevo Sol exchange rate.

A 10 per cent appreciation of the US dollar relative to the Canadian dollar would have increased net financial assets by approximately $600,000 and net financial liabilities by approximately $450,000. A 10 per cent depreciation of the US Dollar against the Canadian dollar would have had the equal but opposite effect.

A 10 per cent appreciation of the Nuevo Sol relative to the Canadian dollar would have increased net financial assets by approximately S/.3,000,000 ($1,100,000) and a 10 per cent depreciation of the Nuevo Sol would have had an equal but opposite effect.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. Other interest rate risks arising from the Company’s operations are not considered material.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine appropriate actions to be undertaken.

18.	SEGMENTED INFORMATION

The Company operates in one business segment, being the acquisition and development of mineral properties and evaluation costs, in Peru. Segmented disclosure and company-wide information is as follows:

	For the three months ended February 28, 2011

	Canada	Peru	Total
Operating expenses	$(2,624,210)	$(234,734)	$(2,858,944)
Other income (loss)	318,020	-	318,020
Loss	$(2,306,190)	$(234,734)	$(2,540,924)

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

		For the nine months ended February 28, 2011

		Canada	Peru	Total
Operating expenses		$(5,152,884)	$(650,721)	$(5,803,605)
Other income (loss)		(691,642)	-	(691,642)
Loss		$(5,844,526)	$(650,721)	$(6,495,247)

		As at February 28, 2011
Investment in La Arena (restated – Note 2)		$-	$-	$-
Mineral properties (restated – Note 2)		-	61,192,213	61,192,213
Equipment, net		4,899	36,746,489	36,751,388
Other assets		9,840,180	19,597,297	29,437,477
		$9,845,079	$117,535,999	$127,381,078

		For the three months ended February 28, 2010

	Canada	Mexico	Peru	Total
Operating expenses	$(514,415)	$(36,910)	$(535,343)	$(1,086,668)
Other income (loss)	(84,333)	(112,820)	(6,574)	(203,727)

Loss	$(598,748)	$(149,730)	$(541,917)	$(1,290,395)

		For the nine months ended February 28, 2010

	Canada	Mexico	Peru	Total
Operating expenses	$(1,817,017)	$(138,043)	$(633,817)	$(2,588,877)
Other income (loss)	(125,692)	(123,277)	(77,783)	(326,752)

Loss	$(1,942,709)	$(261,320)	$(711,600)	$(2,915,629)

			As at ended May 31, 2010
	Canada	Mexico	Peru	Total
Mineral properties	$-	$-	$20,380,644	$20,380,644
Equipment, net	6,188	-	265,114	271,302
Other assets	6,207,535	-	891,629	7,099,164
	$6,213,723	$-	$21,537,387	$27,751,110

19.	COMMITMENTS

The Company entered into operating lease agreements for its corporate and Lima office premises. The annual lease commitments under the leases are as follows:

	2011	2012	2013	2014	2015	2016	2017	Total
Corporate	$19,200	$157,500	$141,100	$123,600	$123,600	$123,600	$-	$688,600
Lima	18,048	72,192	72,192	72,192	72,192	72,192	36,096	415,104
Total	$37,248	$229,692	$213,292	$195,792	$195,792	$195,792	$36,096	$1,103,704

20.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the three and nine months ended February 28, 2011 were:

a)	Included within mineral property acquisition are the net assets in the La Arena acquisition as outlined in Note 5.

b)	Mineral property and deferred exploration costs include an amount of $12,499 in accounts payable.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended February 28, 2011 and 2010
(unaudited)

Significant non-cash transactions for the three months ended February 28, 2010 were:

a)	Mineral property and deferred exploration costs include an amount of $89,706 in accounts payable and accrued liabilities and $8,768 of equipment amortization.

Significant non-cash transactions for the nine months ended February 28, 2010 were:

a)

Mineral property and deferred exploration costs include amounts of $75,973 in accounts payable and accrued liabilities, $48,024 of equipment amortization and $248,978 resulting from the conversion of a $200,000 promissory note and related deferred costs.

b)	Included within mineral property acquisition are the net assets acquired from RAML as outlined in Note 5.

c)	Costs of $137,072 were reclassified from mineral properties to equipment.

21.	SUBSEQUENT EVENTS

a)

On March 11, 2011 the Company appointed two new members to its Board of Directors and granted options to purchase 180,000 common shares to each of the two directors. The Company also granted 25,000 options to a new employee. The options are fully vested, have a life of five years and an exercise price of $2.39 per common share.

The value of these options was determined using the Black-Scholes option pricing model with the following input assumptions:

Number of options	385,000
Exercise price	$2.39
Expected life	5 years
Volatility	117.48%
Risk-free rate	2.20%
Fair value	$723,985

b)	Subsequent to February 28, 2011, the Company issued 37,500 common shares on the exercise of 37,500 options for gross proceeds of $28,125.

22.	COMPARATIVE FIGURES

Certain comparative figures in prior periods have been reclassified to conform to presentation adopted in the current period.